Exhibit 99.102

CARBON STREAMING CORPORATION

(FORMERLY MEXIVADA MINING CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

ANNUAL MD&A – FOR THE YEAR ENDED JUNE 30, 2020

This management’s discussion and analysis (“MD&A”) reviews the significant activities of Carbon Streaming Corporation (formerly Mexivada Mining Corp.) (“CSC” or the “Company”) and analyzes the financial results for the year ended June 30, 2020. This MD&A should be read in conjunction with the audited annual consolidated financial statements for the year ended June 30, 2020 of the Company with the related notes thereto, which are available for viewing on www.sedar.com.

All financial information in this document is prepared in accordance with International Financial Reporting Standards (“IFRS”) and presented in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is October 16, 2020.

Management is responsible for the preparation and integrity of the Company’s audited annual consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including that within the Company’s financial statements and MD&A, is complete and reliable.

This discussion contains forward-looking statements that involve risks and uncertainties. Although such information is considered to be accurate, actual results may differ materially from those anticipated in the statements made. Additional information on the Company is available for viewing on SEDAR at www.sedar.com.

Overview

The Company was incorporated under the Business Corporations Act (British Columbia) on September 13, 2004 under the name “Mexivada Mining Corp.”, and commenced operations on November 18, 2004. The Company has historically focused on the acquisition of precious and rare high tech metal exploration properties in Mexico, the state of Nevada in the United States, and in the province of Ontario in Canada.

Until recently, the Company had been subject to the following cease trade orders (“CTO”s) with respect to the Company’s failure to file its annual financial statements for the fiscal year ended June 30, 2012, and corresponding MD&A:

1.	CTO issued by the British Columbia Securities Commission on November 19, 2012;

2.	CTO issued by the Ontario Securities Commission (OSC) on December 3, 2012; and

3.	CTO issued by the Alberta Securities Commission (ASC) on March 5, 2013.

During the year ended June 30, 2020, the Company made application to have the CTOs revoked; and in February 2020, the Company was successful in obtaining full revocation orders to all three CTOs.

The Company’s shares previously traded on the TSX Venture Exchange (“TSX-V”) under the symbol “MNV”. Upon the first CTO being issued, the Company’s shares were halted from trading and, on May 9, 2017, the Company’s shares were delisted from trading on the TSX-V for failing to pay outstanding sustaining fees. The Company’s shares are not presently listed for trading on any stock exchange.

The Company has no mineral property interests and no active operations; and, as such, it does not generate any operating income or cash flow. The Company will need to raise capital to settle its outstanding liabilities, for general and administrative expenses, and to seek new business opportunities. However, until recently, with the CTOs in place, there was no opportunity to raise any capital. Even with the CTOs having been rescinded, there can be no assurance that financing, whether debt or equity, will be available to the Company in the amount required by the Company at any particular time or for any period and that such financing can be obtained on terms satisfactory to the Company.

2

Corporate Restructuring

On June 15, 2020, the Company completed a 100-old for 1-new share consolidation and a name change to Carbon Streaming Corporation. All common shares, warrants, options, loss per share and weighted average number of shares outstanding have been retroactively restated to reflect this share consolidation.

Amalgamation

During June 2020, the Company issued 14,280,000 units (post-consolidation), in conjunction with a three-cornered amalgamation, at the deemed price of $0.05 per unit ($714,000). Each unit is comprised of one common share and one share purchase warrant, with each warrant exercisable at $0.125 until April 22, 2025. The Company incurred issuance costs totalling $8,973 in conjunction with this transaction.

Management Changes

During June 2020, Ming Jang, Edgar Froese and Colin Watt were appointed as directors of the Company and Mark Gelmon was appointed as Chief Financial Officer of the Company. Subsequent to June 30, 2020, Richard Redfern resigned from the Company’s board of directors and as CEO.

Selected Annual Information

	Year ended June 30, 2020		Year ended June 30, 2019		Year ended June 30, 2018
Revenue		Nil		Nil		Nil
Loss and comprehensive loss for the year		$(108,754)		$(11,381)		$(20,152)
Loss per share		$(0.08)		$(0.02)		$(0.04)
Total assets		$313,136	$	Nil	$	Nil
Long-term liabilities	$	Nil	$	Nil	$	Nil

The loss for the year ended June 30, 2020 (“fiscal 2020”) increased to $108,754 from $11,381 incurred during fiscal 2019 primarily as a result of incurring professional fees and transfer agent and filing fees expenses relating to preparation and filing of outstanding financial statements, and making application for revocation of the CTOs.

The loss for the year ended June 30, 2019 (“fiscal 2019”) decreased to $11,381 from $20,152 incurred during fiscal 2018 primarily as a result of incurring lower office and professional fee expenses during fiscal 2019.

Results of Operations

Three months ended June 30, 2020

During the three months ended June 30, 2020 (the “current period”), the Company incurred a loss and comprehensive loss of $11,402 compared to a loss of $8,712 for the three months ended June 30, 2019 (the “comparative period”).

During the current period, the Company incurred professional fees of $44,208 as compared to $12,500 incurred during the comparative period. This increase reflects costs incurred by the Company toward preparing and filing outstanding financial statements, and making application for revocation of the CTOs. The Company also recognized a foreign exchange gain of $4,621 during the current period compared to a $1,119 foreign exchange gain during the comparative period on USD-denominated liabilities (see “Related Party Transactions” below). In addition, during the current period, the Company incurred transfer agent and filings fees of $6,543 relating to making application for revocation of the CTOs and recognized an expense recovery of $48,885 (2019 – Nil) relating to the reversal of various payables from prior years.

3

Year ended June 30, 2020

During the year ended June 30, 2020 (the “current year”), the Company incurred a loss and comprehensive loss of $108,754 compared to a loss of $11,381 for the year ended June 30, 2019 (the “comparative year”).

During the current year, the Company incurred professional fees of $61,708 as compared to $12,500 incurred during the comparative year. This increase reflects costs incurred by the Company toward preparing and filing outstanding financial statements, and making application for revocation of the CTOs. The Company also recognized a foreign exchange loss of $10,448 during the current year compared to a $1,119 foreign exchange gain recognized during the comparative year on USD-denominated liabilities (see “Related Party Transactions” below). In addition, during the current year, the Company incurred transfer agent and filings fees of $63,826 relating to making application for revocation of the CTOs, accrued management fees of $7,500 to the Company’s former CEO and recognized an expense recovery of $48,885 (2019 – Nil) relating to the reversal of various payables from prior years.

Summary of Quarterly Results

	Three Months Ended June 30, 2020	Three Months Ended Mar 31, 2020	Three Months Ended Dec 31, 2019	Three Months Ended Sept 30, 2019
Total assets	$313,136	$-	$-	$-
Working capital (deficiency)	181,321	(512,304)	(428,606)	(424,597)
Loss for the period	(11,402)	(83,698)	(4,009)	(9,645)
Loss per share	(0.00)	(0.12)	(0.01)	(0.01)

	Three Months Ended June 30, 2019	Three Months Ended Mar 31, 2019	Three Months Ended Dec 31, 2018	Three Months Ended Sept 30, 2018
Total assets	$-	$-	$-	$-
Working capital (deficiency)	(414,952)	(406,240)	(403,571)	(403,571)
Loss for the period	(8,712)	(2,669)	-	-
Loss per share	(0.01)	(0.00)	(0.00)	(0.00)

Related party transactions

Related party balances

During the year ended June 30, 2020, the Company paid or accrued management fees of $7,500 (2019 - $Nil) to the former CEO of the Company.

During the year ended June 30, 2020, the Company paid or accrued professional fees of $15,000 (2019 - $Nil) to the CFO of the Company and, at June 30, 2020, $7,500 (2019 - $Nil) was included in accounts payable.

As at June 30, 2020, there was $Nil (June 30, 2019 - $179,155 (US$136,903)) owing to Richard Redfern and John Ellis, former directors of the Company.

Amounts due to related parties are non-interest bearing, unsecured and are due on demand.

Key management personnel compensation

The Company’s related parties include key management personnel. Key management personnel includes executive officers and members of the Board of Directors of the Company.

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Other Matters

The Company has no business or operations, and no cash flow. At June 30, 2020, the Company had working capital of $181,321 inclusive of cash on hand of $310,202. This compares to a working capital deficiency of $414,952 as at June 30, 2019, inclusive of cash on hand of $Nil.

During the year ended June 30, 2020, the Company received $67,637 pursuant to arm’s-length amounts advanced to the Company. These amounts are non-interest bearing, unsecured and are due on demand and are included within accounts payable and accrued liabilities.

As at June 30, 2020, the Company had current and total assets of $313,136 (June 30, 2019 - $Nil) and total liabilities of $131,815 (June 30, 2019 - $414,952). The Company does not have any long-term debt.

The Company may need to raise additional capital in order to seek new business opportunities. However, there can be no assurances that the Company will be successful in obtaining financing on terms acceptable to it, or at all.

There are no known trends, risks or demands affecting the Company except that (i) for the Company to carry on any new active business, it may be required to raise new financing, and (ii) the COVID-19 pandemic has caused a downturn in financial markets, including Canadian venture exchanges, which has led to increased challenges to start-up companies from raising capital.

The major operating milestones affecting or pertaining to the Company are: (i) to seek new business opportunities; and (ii) to seek to resume trading on the TSX-V or another stock exchange in Canada. There is no assurance any of the above will occur.

There are no commitments, expected or unexpected events, or uncertainties that materially affected the Company’s operations, liquidity or capital resources or are reasonably likely to have a material effect going forward; save and except for the uncertainty pertaining to the Company being able to raise any financing or finding any new business opportunity on terms acceptable to the Company, or at all.

There are no significant changes from disclosure previously made about how the Company was going to use proceeds from any financing.

The Company has no off-balance sheet arrangements as at the date of this MD&A.

The Company has no undisclosed proposed transactions as at the date of this MD&A.

The Company has not adopted any new accounting policies, nor does it expect to adopt any new accounting policies subsequent to June 30, 2020, including changes to be made voluntarily or those due to a change in an accounting standard or a new accounting standard that the Company does not have to adopt until a future date; save and except the Company adopted IFRS 16, Leases as of July 1, 2019 (which change did not have any impact on the Company’s consolidated financial statements as the Company has no leases).

For a discussion of financial instruments, and the risks associated therewith, see Note 7 to the Company’s audited annual consolidated financial statements for the year ended June 30, 2020. The Company’s financial assets consist of cash, whereas the Company’s financial liabilities consist of accounts payable and accrued liabilities and due to related parties. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximates their carrying value due to the short-term nature of their maturity.

As at the date of this MD&A, the Company had 14,975,636 common shares issued and outstanding; and 14,280,000 warrants exercisable at $0.125 per share until April 22, 2025. There were no other securities outstanding in the capital of the Company as of June 30, 2020 or the date of this MD&A.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments may adversely affect workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.